                                      Filed by NetBank, Inc.

                                      Pursuant to Rule 425 under the Securities
                                      Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                      Subject Company: Resource Bancshares
                                                       Mortgage Group, Inc.
                                      Commission File No. 000-21786

                                      Date:  December 12, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between NetBank and RBMG, including a lower-cost source of funding for RBMG, access to higher-yield assets for NetBank, further diversification of NetBank's income stream and greater cross-selling opportunities for both businesses; (ii) statements with respect to NetBank's and RBMG's plans, objectives, expectations and intentions and other statements that are not historical facts, including the proposed management structure of the combined company; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of NetBank's and RBMG's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of NetBank and RBMG may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) NetBank may not attract sufficient deposits to provide RBMG greater liquidity for loan funding;(3) RBMG may not generate a consistent volume of varied loan products for NetBank to retain as investments; (4) unexpected changes in existing senior management teams of either company before the merger is complete; (5) revenues following the merger may be lower than expected; (6) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (7) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (8) the failure of NetBank's and RBMG's shareholders to approve the merger; (9) competitive pressures among financial services institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (10) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (11) changes in the U.S. and foreign legal and regulatory framework; and (12) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets. Additional factors that could cause NetBank's and RBMG's results to differ materially from those described in the forward-looking statements can be found in NetBank's and RBMG's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (WWW.SEC.GOV). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to NetBank or RBMG or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. NetBank and RBMG do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to NetBank's and RBMG's shareholders for their consideration, and NetBank and RBMG will file a registration statement, of which a joint proxy statement/prospectus will form a part and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about NetBank and RBMG, at the SEC's Internet site (WWW.SEC.GOV). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to NetBank, Inc., Investor Relations, Royal Centre Three, Suite 100, 11475 Great Oaks Parkway, Alpharetta, GA 30022, 770-343-6006, or to Resource Bancshares Mortgage Group, Inc., Investor Relations, 7909 Parklane Road, Columbia, SC 29223, 803-741-3000.

         NetBank and RBMG, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of NetBank and RBMG in connection with the merger. Information about the directors and executive officers of NetBank and their ownership of NetBank common stock is set forth in the proxy statement, dated March 26, 2001, for NetBank's 2001 annual meeting of shareholders, as filed with the SEC on a
Schedule 14A. Information about the directors and executive officers of RBMG and their ownership of RBMG common stock is set forth in the proxy statement, dated April 6, 2001, for RBMG's 2001 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

         The following materials will be used in a series of presentations to analysts beginning December 12, 2001:

                       POWERFUL, SYNERGISTIC COMBINATION:

                 NETBANK AND RESOURCE BANCSHARES MORTGAGE GROUP

                        STRATEGIC MERGER OF COMPLEMENTARY
                                  CAPABILITIES


                                November 19, 2001

Cautionary Statement                                           [NETBANK LOGO]
-------------------------------------------------------------------------------
THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, (I) STATEMENTS ABOUT THE BENEFITS OF A MERGER BETWEEN NETBANK AND RBMG, INCLUDING A LOWER-COST SOURCE OF FUNDING FOR RBMG, ACCESS TO HIGHER-YIELD ASSETS FOR NETBANK, FURTHER DIVERSIFICATION OF NETBANK'S INCOME STREAM AND GREATER CROSS-SELLING OPPORTUNITIES FOR BOTH BUSINESSES; (II) STATEMENTS WITH RESPECT TO NETBANK'S AND RBMG'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS AND OTHER STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING THE PROPOSED MANAGEMENT STRUCTURE OF THE COMBINED COMPANY; AND (III) OTHER STATEMENTS IDENTIFIED BY WORDS SUCH AS "BELIEVES", "EXPECTS", "ANTICIPATES", "ESTIMATES", "INTENDS", "PLANS", "TARGETS", "PROJECTS" AND SIMILAR EXPRESSIONS. THESE STATEMENTS ARE BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF NETBANK'S AND RBMG'S MANAGEMENT AND ARE SUBJECT TO SIGNIFICANT RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS: (1) THE BUSINESSES OF NETBANK AND RBMG MAY NOT BE INTEGRATED SUCCESSFULLY OR SUCH INTEGRATION MAY BE MORE DIFFICULT, TIME-CONSUMING OR COSTLY THAN EXPECTED; (2) NETBANK MAY NOT ATTRACT SUFFICIENT DEPOSITS TO PROVIDE RBMG GREATER LIQUIDITY FOR LOAN FUNDING;(3) RBMG MAY NOT GENERATE A CONSISTENT VOLUME OF VARIED LOAN PRODUCTS FOR NETBANK TO RETAIN AS INVESTMENTS; (4) UNEXPECTED CHANGES IN EXISTING SENIOR MANAGEMENT TEAMS OF EITHER COMPANY BEFORE THE MERGER IS COMPLETE; (5) REVENUES FOLLOWING THE MERGER MAY BE LOWER THAN EXPECTED; (6) DEPOSIT ATTRITION, OPERATING COSTS, CUSTOMER LOSS AND BUSINESS DISRUPTION, INCLUDING, WITHOUT LIMITATION, DIFFICULTIES IN MAINTAINING RELATIONSHIPS WITH EMPLOYEES, CUSTOMERS, CLIENTS OR SUPPLIERS, MAY BE GREATER THAN EXPECTED FOLLOWING THE MERGER; (7) THE REGULATORY APPROVALS REQUIRED FOR THE MERGER MAY NOT BE OBTAINED ON THE PROPOSED TERMS OR ON THE ANTICIPATED SCHEDULE; (8) THE FAILURE OF NETBANK'S AND RBMG'S SHAREHOLDERS TO APPROVE THE MERGER; (9) COMPETITIVE PRESSURES AMONG FINANCIAL SERVICES INSTITUTIONS MAY INCREASE SIGNIFICANTLY AND MAY HAVE AN EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; (10) THE STRENGTH OF THE UNITED STATES ECONOMY IN GENERAL AND THE STRENGTH OF THE LOCAL ECONOMIES IN WHICH THE COMBINED COMPANY WILL CONDUCT OPERATIONS MAY BE DIFFERENT THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY, INCLUDING THE RESULTANT EFFECT ON THE COMBINED COMPANY'S LOAN PORTFOLIO AND ALLOWANCE FOR LOAN LOSSES; (11) CHANGES IN THE U.S. AND FOREIGN LEGAL AND REGULATORY FRAMEWORK; AND (12) ADVERSE CONDITIONS IN THE STOCK MARKET, THE PUBLIC DEBT MARKET AND OTHER CAPITAL MARKETS (INCLUDING CHANGES IN INTEREST RATE CONDITIONS) AND THE IMPACT OF SUCH CONDITIONS ON THE COMBINED COMPANY'S CAPITAL MARKETS. ADDITIONAL FACTORS THAT COULD CAUSE NETBANK'S AND RBMG'S RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS CAN BE FOUND IN NETBANK'S AND RBMG'S REPORTS (SUCH AS ANNUAL REPORTS ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q AND CURRENT REPORTS ON FORM 8-K) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND AVAILABLE AT THE SEC'S INTERNET SITE (WWW.SEC.GOV). ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING THE PROPOSED TRANSACTION OR OTHER MATTERS ATTRIBUTABLE TO NETBANK OR RBMG OR ANY PERSON ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. NETBANK AND RBMG DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

THE PROPOSED TRANSACTION WILL BE SUBMITTED TO NETBANK'S AND RBMG'S SHAREHOLDERS FOR THEIR CONSIDERATION, AND NETBANK AND RBMG WILL FILE A REGISTRATION STATEMENT, OF WHICH A JOINT PROXY STATEMENT/PROSPECTUS WILL FORM A PART AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE SEC. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT NETBANK AND RBMG, AT THE SEC'S INTERNET SITE (WWW.SEC.GOV). COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO NETBANK, INC., INVESTOR RELATIONS, ROYAL CENTRE THREE, SUITE 100, 11475 GREAT OAKS PARKWAY, ALPHARETTA, GA 30022, 770-343-6006, OR TO RESOURCE BANCSHARES MORTGAGE GROUP, INC., INVESTOR RELATIONS, 7909 PARKLANE ROAD, COLUMBIA, SC 29223, 803-741-3000.

NETBANK AND RBMG, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF NETBANK AND RBMG IN CONNECTION WITH THE MERGER. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF NETBANK AND THEIR OWNERSHIP OF NETBANK COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT, DATED MARCH 26, 2001, FOR NETBANK'S 2001 ANNUAL MEETING OF SHAREHOLDERS, AS FILED WITH THE SEC ON A
SCHEDULE 14A. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF RBMG AND THEIR OWNERSHIP OF RBMG COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT, DATED APRIL 6, 2001, FOR RBMG'S 2001 ANNUAL MEETING OF SHAREHOLDERS, AS FILED WITH THE SEC ON A SCHEDULE 14A. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PARTICIPANTS MAY BE OBTAINED BY READING THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE.

Agenda                                                           [NETBANK LOGO]
-------------------------------------------------------------------------------

/ / Introduction             D.R. Grimes

2)  Strategic Rationale      D.R. Grimes

3)  The Merger Summary       Doug Freeman

3)  Strategic Direction      Doug Freeman

4)  Financial Summary        Doug Freeman

5)  Summary                  D.R. Grimes

6)  Questions and Answers    All

Strategic Rationale                                              [NETBANK LOGO]
-------------------------------------------------------------------------------

NetBank's 2001 Goals
--------------------
/ /  High Growth

/ /  Increased Operating Profit

/ /  Increased Fee Income

/ /  Higher Margins

Strategic Rationale                                              [NETBANK LOGO]
-------------------------------------------------------------------------------
Complementary Strengths with Little Overlap:

/ /   NetBank's compelling value proposition
/ /   NetBank's deposit-gathering prowess
/ /   Resource Bancshare's powerful asset
      generation capability
/ /   Leveraging technology for customer service and
      lower cost
/ /   Targeting profitable fee-based financial
      intermediary businesses
/ /   Strong and experienced management teams
/ /   Low integration/execution risk
/ / Creates an attractive and powerful national consumer financial services franchise

The Merger Summary                                               [NETBANK LOGO]
-------------------------------------------------------------------------------

Company Name:             NetBank, Inc.
Ticker:                   NTBK
Consideration:            21 million shares of NetBank common stock valued at
                          $164.85 million as of market close on November 16, 2001
Exchange Ratio:           1.1382 NetBank shares for each RBMG share
Collars:                  None
Approvals/Closing:        Normal regulatory and shareholder approvals with a
                          target first quarter 2002 closing date
Management:               Steve Johnson, Chairman of the Board
                          D. R. Grimes, Vice Chairman
                          Doug Freeman, Chief Executive Officer
                          Bobby Bowers, Chief Financial Officer
Board Composition:        6 directors from NetBank, 4 from RBMG and
                          1 who currently serves on both boards
Headquarters:             Alpharetta, Georgia

Strategic Direction                                              [NETBANK LOGO]
-------------------------------------------------------------------------------
/ /  Customer-centric organization
/ / Financial intermediary focused on meeting customer needs without significant balance sheet growth requirements
/ /  Rigorous customer and product profitability requirements
/ /  Targeting high ROE driven by increased balance sheet velocity
/ /  Advanced technology platforms designed to reduce operating costs
/ /  Information-engineered customer acquisition strategies
/ / Core products - mortgages and deposit accounts - provide superior base to cross-sell additional products and services
/ /  Utilize core competencies to provide fee-based services to third parties
/ /  Partner with "best-in-class" specialty product providers
/ /   Efficient use of capital

Financial Summary                                                [NETBANK LOGO]
-------------------------------------------------------------------------------
/ /  Accretive to projected NTBK 2002 EPS by 40% - 50%
/ /  Modestly dilutive to book value
/ /  Combined assets of $3.6 billion as of 9/30/01
/ /  Combined equity of $415 million as of 9/30/01
/ /  Combined market capitalization of $370 million as of 11/16/01
/ / Pro forma outstanding shares of approximately 50 million when the transaction is complete
/ /  Excess capital will allow for buy-back option with board approval
/ /  Expected to generate strong positive cash flow from operations
/ /  Modest cash dividend payment expected to be approved

Summary                                                          [NETBANK LOGO]
-------------------------------------------------------------------------------
/ / NetBank and RBMG: Combination of two highly successful growth companies with complementary strengths in deposit gathering and asset generation that solve each company's needs
/ / The transaction is focused on maximizing the synergies between the two companies
/ /  Strong and seasoned management team with common goals
/ /  Low execution risk
/ /  Cost savings are attainable--deal is not dependent upon cost savings
/ / Business model focused on superior returns from the efficient use of capital combined with high balance sheet velocity and high profit margins
/ /  Significant value creation opportunity for shareholders

                       POWERFUL, SYNERGISTIC COMBINATION:

                 NETBANK AND RESOURCE BANCSHARES MORTGAGE GROUP

                        STRATEGIC MERGER OF COMPLEMENTARY
                                  CAPABILITIES


                                November 19, 2001

NetBank, Inc.                                                    [NETBANK LOGO]
-------------------------------------------------------------------------------
/ /  Founded in 1996
/ /  Offers a comprehensive array of banking and financial services
/ /  First Internet-based bank to achieve profitability
/ /  Operational costs are approximately half of a brick-and-mortar bank
/ /  Serving customers in all 50 states and more than 20 foreign countries
/ /  Profitable for more than 3 years
/ /  Stock ticker symbol "NTBK" (Nasdaq)
/ / As of September 30, 2001, assets of $2.5 billion, deposits of $1.3 billion and more than 232,000 accounts
/ /  Approximately 600 employees

Resource Bancshares Mortgage Group, Inc.                         [NETBANK LOGO]
-------------------------------------------------------------------------------
/ /  Founded in 1989
/ / Provides independent lending brokers and correspondent a range of mortgage banking and commercial leasing services
/ / Originated 50% of third quarter 2001 loan production using eRBMG, an Internet based business to business loan origination tool
/ /  Stock ticker symbol "RBMG" (Nasdaq)
/ /  As of September 30, 2001, assets of $1.2 billion
/ / As of October 31, 2001, single-family mortgage servicing portfolio of $8.6 billion and managed leasing portfolio of $192 million
/ / Year today October 31, 2001 mortgage loan originations totaled $10.1 billion
/ /  Approximately 1,350 employees